AB
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08026086

SEC
Mail Processing
Section

FEB 2 0 2008

Washington, DC
101

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CREATION CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 SOUTH SERVICE ROAD, SUITE 100
(No. and Street)

MELVILLE (City) NEW YORK (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREGG R. HONIGBLUM 512-370-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 5 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, GREGG R. HONIGBLUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREATION CAPITAL LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

KAREN JANUSKI
Notary Public, State of Texas
My Commission Expires
May 22, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Creation Capital LLC
(a Limited Liability Company)

Financial Statements and Supplementary Information

December 31, 2007

CREATION CAPITAL LLC
(a Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

CONTENTS
December 31, 2007

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Creation Capital LLC

We have audited the accompanying statement of financial condition of Creation Capital LLC (a Limited Liability Company) as of December 31, 2007, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creation Capital LLC as of December 31, 2007, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERE LLP

New York, NY
February 8, 2008

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets:		
Cash and cash equivalents	$	70,345
Prepaid expenses		7,800
Investment in preferred stock		125,000
Furniture and equipment, net of accumulated depreciation of $6,753		9,129
Other assets		6,346
Total Assets	**$**	**218,620**
Liabilities and Members' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$	29,207
Commitments		
Total Liabilities		29,207
Members' equity		189,413
Total Liabilities and Members' Equity	**$**	**218,620**

See Accompanying Notes to the Financial Statements.

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF INCOME

Year ended December 31, 2007

Revenues:	
Fee income	$ 933,870
Other income	35,000
Interest income	11
Total revenues	968,881
Expenses:	
Salaries and benefits	29,864
Rent and occupancy expense	67,622
Professional fees	28,700
Commission expense	69,075
Depreciation and amortization	2,891
Other operating expenses	173,621
Total expenses	371,773
Net Income	**$ 597,108**

See Accompanying Notes to the Financial Statements.

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2007		
Balance, January 1		167,305
Net income		597,108
Member capital contributions		75,000
Member distributions		(650,000)
Balance, December 31	**$**	**189,413**

See Accompanying Notes to the Financial Statements.

CREATION CAPITAL LLC
(a Limited Liability Company)

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash Flows From Operating activities:	
Net income	$ 597,108
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,891
Changes in operating assets and liabilities:	
Increase in prepaid expenses	(7,800)
Increase in accounts payable and accrued expenses	15,753
Net cash provided by operating activities	607,952
Cash Flows From Financing activities:	
Member capital contributions	75,000
Member distributions	(650,000)
Net cash used in financing activities	(575,000)
Net increase in cash and cash eqiuvalents	32,952
Cash and cash equivalents - beginning of year	37,393
Cash and cash equivalents - end of year	**$ 70,345**

See Accompanying Notes to the Financial Statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Creation Capital LLC, a limited liability company, (the "Company") was incorporated in May 2001 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in October 2001. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly-liquid investments purchased with an original maturity of three months or less.

Investments
Investments where the Company owns less than 20% of the voting shares or does not exhibit significant influence are accounted for at the lower of cost or market (book value is assumed to be fair value).

The Company monitors the value of its investments for indicators of impairment, including changes in market conditions and/or the operating results of its underlying investments that may result in the inability to recover the carrying value of the investment. The Company will record an impairment charge if and when it believes any investment has experienced a decline that is other than temporary.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Fee income
Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Income taxes
No provision has been made for federal and state income taxes in the accompanying financial statements since each member includes its proportionate share of income, loss or credit in its respective income tax return.

2. CONCENTRATION OF CREDIT RISK:

The Company maintains bank accounts at a major financial institution that at times may exceed $100,000, the maximum amount insured by the FDIC.

3. INVESTMENT IN STOCK:

The company purchased 125,001 shares of Series A convertible preferred capital stock of Amedica Corporation issued on January 29, 2004 for $75,000. It also purchased 25,000 shares of Series C convertible preferred capital stock of Amedica Corporation issued on February 24, 2006 for $50,000.

Management's review of this investment indicated no impairment at December 31, 2007.

4. FURNITURE AND EQUIPMENT:

Furniture and equipment consist of the following at:

December 31,		2007
Office equipment	$	10,882
Furniture and fixtures		5,000
Total property and equipment		15,882
Less: accumulated depreciation		6,753
Net property and equipment	$	9,129

Depreciation expense for the year ended December 31, 2007 was $2,891.

5. NET CAPITAL REQUIREMENT:

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company has net capital of $41,138, which was $36,138 in excess of its required net capital of $5,000. The Company's net capital ratio was .71 to 1.

6. LEASE COMMITTMENTS:

The Company has two operating leases for office space which expire at May 31, 2008 and July 31, 2008, respectively. The total commitment on these leases in 2008 is $23,310. Rent expense for the year was $67,622.

7. STOCK WARRANTS

In connection with the private placements for Amedica Corporation the Company was issued 183,290 warrants in April 2007 exercisable for seven years at a price of $3.30 per share. The market value of the stock sold in this offering was $3.00. As of December 31, 2007 no warrants have been exercised.

In 2008 the Company earned 480,472 warrants in connection with an offering which closed in January 2008. These warrants have the same terms and exercise price as the warrants issued in April 2007.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

ERE
accountants & advisors

ERE LLP
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.ere-cpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Creation Capital LLC

In planning and performing our audit of the financial statements of Creation Capital LLC (a Limited Liability Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control),) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ERELLP

New York, NY
February 8, 2008

CREATION CAPITAL LLC
(a Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Year ended December 31, 2007

Net capital		
Total members' equity	$	189,413
Deduct non-allowable assets and charges:		
Investment in preferred stock		125,000
Furniture and equipment, net		9,129
Other assets		14,146
		148,275
Net capital	$	41,138
Aggregate indebtness - total liabilities	$	29,207
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$	5,000
Excess net capital at 1,000%	$	38,217
Ratio of aggregate indebtedness to net capital		0.71

Reconciliation with the Company's computation (inlcuded in Part IIA of Form X-17A-5) as of December 31, 2007:

Furniture and equipment, net as reported in the Company's Part IIA (unaudited) FOCUS report	$	4,768
Increase in furniture and equipment, net resulting from audit adjustment to decrease depreciation		4,361
Furniture and equipment, net per above	$	9,129
Total members' equity as reported in the Company's Part IIA (unaudited) FOCUS report	$	185,052
Audit adjustments, net on the statement of income		4,361
Total members' equity per above	$	189,413

END